Mail Stop 4561

April 24, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

> **Re: World Monitor Trust III – Series J**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51651**

Dear Mr. Spohr:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements for World Monitor Trust III – Series J

Report of Independent Registered Public Accounting Firm, page 1

1. Supplementally, tell us the city and state where your accountant's report was issued. In future filings, please have your accountants provide this information within their accountants' report as required by Rule 2-02 of Regulation S-X.

Note 1. Organization

Exchanges, Redemptions and Termination, page 7

2. As the decision to redeem or exchange units is in the hands of your unitholders', it appears that you will be unable to predict the level of redemptions or exchanges that will occur in the future. Please tell us what effects SFAS 150 may have on your financial statements as it appears that when your unitholders elect to redeem their units that such units would be considered to be mandatorily redeemable. In your response, please specifically address how you account for redemption requests received after the deadline established for processing such requests.

Note 2. Summary of Significant Accounting Policies

 E.   Offering Costs, pages 9 to 10

3. We note your disclosure regarding offering costs which indicates that the Managing Owner advanced initial offering costs totaling $1,450,801. Please tell us if this amount represents the amount of initial offering costs which Series J must repay or if this is the amount spent on behalf of all series within World Monitor Trust III. Please tell us and disclose the total portion to be reimbursed by Series J and the amount outstanding as of the end of each fiscal year.

4. We note your disclosure regarding both initial offering costs and "ongoing offering costs."   Please tell us how you have complied with paragraph 8.24 of the AICPA's Audit and Accounting Guide, *Audits of Investment Companies.*

Investments in Trading Vehicles, page 11

5. We note that your investments in each of the three trading vehicles represented approximately 92%, 76% and 99% of the net asset values of the trading vehicles as of December 31, 2006 and you received voting interests in the trading vehicles as a result of your investments. Please provide to us and disclose your

consolidation policies regarding the trading vehicles. In your response, please address the relevant provision of FIN 46(R).

Exhibits 31.1 and 31.2

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief